SECURI  ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 AND ENDING 06/30/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladstone Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1521 Westbranch Drive, Ste. 200
(No. and Street)

McLean VA 22102-3210
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack Dellafiora 703.287.5872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

2 Commerce Square, Ste 1700 Philadelphia PA 19103-7042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jack Dellafiora, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gladstone Securities, LLC, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Principal

Title

Notary Public


MALINDA L. ORTEGA
COMMONWEALTH
REGISTRATION NO.
364234
MY COMM. EXPIRES
11/30/2012
OF VIRGINIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gladstone Securities, LLC

Financial Statements and Supplementary Information

As of and for the Years Ended June 30, 2012 and 2011



Report of Independent Auditors

To the Board of Directors and Member of Gladstone Securities, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, member's equity and cash flows present fairly, in all material respects, the financial position of Gladstone Securities, LLC ("the Company") at June 30, 2012 and June 30, 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

The Company is a subsidiary of Guidance Holding Corporation (the "Parent") which is a wholly owned subsidiary of Gladstone Management Corporation. As disclosed in Note 6 of the financial statements, the Company has extensive transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the Company operated independently.

PricewaterhouseCoopers LLP

August 28, 2012

Gladstone Securities, LLC
Statement of Financial Condition
As of June 30, 2012 and 2011

	June 30, 2012		June 30, 2011	
Assets				
Current assets				
Cash and cash equivalents	$	618,627	$	162,309
Accounts receivable		7,062		3,527
Prepaid expenses		23,757		47,389
Total current assets		649,446		213,225
Intangible assets, net		97,266		97,266
Total other assets		97,266		97,266
Total assets	$	746,712	$	310,491
Liabilities and Members' Equity				
Liabilities				
Accounts payable and accrued expenses	$	38,804	$	41,047
Due to affiliates [1]		73,525		69,741
Other liabilities		64		33
Total liabilities [2]		112,393		110,821
Members' equity				
Members' equity		634,319		199,670
Total members' equity		634,319		199,670
Total liabilities and members' eqity	$	746,712	$	310,491

[1] See Footnote 6 - *Related Party Transactions*

[2] See Footnote 5 - *Commitments and Contingencies*

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC

Statement of Operations

For the Years Ended June 30, 2012 and 2011

	June 30, 2012	June 30, 2011
Revenues		
Investment banking fees	$ 1,112,184	$ 153,424
Securities trade commissions	57,200	-
Retainer fees	12,500	-
Total revenues	1,181,884	153,424
Operating expenses		
Salaries and employee benefits	473,776	425,049
Broker-dealer securities trade commissions	81,453	-
Professional services	105,213	82,377
Taxes and licenses	42,069	47,799
Office expenses	14,614	16,714
Travel and meals	10,601	12,013
Rent	9,474	6,010
Telecommunications	11,417	8,287
Conferences	2,740	4,186
Insurance	36,882	13,789
Other operating expenses	8,996	5,194
Total expenses	797,235	621,418
Net income (loss)	$ 384,649	$ (467,994)

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Members' Equity
For the Years Ended June 30, 2012 and 2011

Balance, June 30, 2010	$ 190,569
Contributions from members	477,095
Net loss	(467,994)
Balance, June 30, 2011	199,670
Contributions from members	50,000
Net income	384,649
Balance, June 30, 2012	$ 634,319

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statement of Cash Flows
For the Years Ended June 30, 2012 and 2011

	June 30, 2012	June 30, 2011
Cash flow from operating activities		
Net income (loss)	$ 384,649	$ (467,994)
Adjustment to reconcile net income (loss) to net cash used in operating activities:		
Amortization and depreciation	-	6,576
Increase in accounts receivable	(3,535)	(3,527)
Decrease (increase) in prepaid assets	23,632	(43,651)
Decrease in accounts payable and accrued expenses	(2,243)	(15,828)
Increase in due to affiliate [1]	3,784	65,255
Increase in other liabilities	31	33
Net cash provided by (used in) operating activiites	406,318	(459,136)
Cash flow from financing activities		
Contibutions from members	50,000	477,095
Net cash provided by financing activites	50,000	477,095
Net increase in cash and cash equivalents	456,318	17,959
Cash and cash equivalents, beginning of period	162,309	144,350
Cash and cash equivalents, end of period	$ 618,627	$ 162,309

[1] See Footnote 6 - *Related Party Transactions*

The accompanying notes are an integral part of these financial statements.

1. Organization

Circadian Partners, LLC ("Circadian") was formed on April 4, 2003 as a limited liability company under the laws of the State of Connecticut. Circadian provides consulting, advisory and private placement services to alternative asset investment managers.

Circadian filed an application for registration as a limited purpose broker dealer under Section l5(b) of the Securities Exchange Act of 1933, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was November 18, 2003.

Pursuant to a Purchase Agreement dated September 23, 2009, David Geske, sole member of Circadian Partners LLC, made application to the Financial Industry Regulatory Board ("FINRA") to transfer 100% ownership of Circadian Partners LLC to Gladstone Management Corporation ("GMC"). Subsequent to FINRA approval of the purchase, Circadian became known as Gladstone Securities, LLC ("the Company"). Gladstone Holding Corporation ("the Parent") was created January 1, 2010 and ownership of the company was transferred on that date.

The Company was capitalized on December 4, 2009 by a $7,500 contribution from GMC. The Company is generally dependent upon capital contributions from the Parent to fund operating activities.

The Company is registered with the Securities and Exchange Commission and FINRA, and intends to provide distribution and investment banking services for affiliated companies of the Parent, which are advised by GMC. The Company also intends to raise private equity capital for nonaffiliated third-parties.

2. Summary of Significant Accounting Policies

The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

Method of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of

contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with maturities of three months or less when purchased. All of the Company's cash and cash equivalents at June 30, 2012 and 2011 were held in the custody of one financial institution. The Company's balances at times may exceed federally insurable limits. The Company mitigates this risk by depositing funds with a major banking institution. The Company maintains its own cash account, which is funded by operating revenues and periodically funded with capital contributions from the Parent.

Prepaid Expenses

Prepaid expenses consist of annual subscriptions and insurance premiums.

Intangible Assets

Intangible assets consist of the purchase price for the license, as well as regulatory fees. There are indefinite life assets in the amount of $97,266, which are tested for impairment on a quarterly basis. No impairment was recognized for either of the years ended June 30, 2012 or 2011. In addition, as of June 30, 2010, there were definite life assets related to FINRA filing fees in the amount of $6,576 which were fully amortized during the year ended June 30, 2011. Accordingly, there was no such amortization recognized during the year ended June 30, 2012. Amortization expense is shown under "Taxes and Licenses" on the Statement of Operations.

Investment Banking Fee Income

Investment banking fee income includes transaction structuring and loan financing fees derived from contractual agreements with fund companies. Such fees are generally earned and received on the execution date of fund company transactions. Investment banking fee income may also be earned and received at interim dates based on the contractual terms of individual fund company transactions. In such cases, these interim fees are recorded when earned.

Securities Trade Commission Income

Securities trade commission income includes dealer manager and broker dealer

commissions received for the Company's role in selling registered non-listed securities of an affiliated company.

During the year ended June 30, 2012 the Company acted as the dealer manager and broker dealer for transactions in registered non-listed securities of an affiliated company. The Company operated on a fully-disclosed basis with a network of other broker dealers to sell subscriptions of registered non-listed stock in an affiliated company. No such transactions occurred during the year ended June 30, 2011.

Income Taxes

The Company is a single member Limited Liability Corporation which is wholly owned by Gladstone Holding Corporation. The Company's results will be reported on its Parent's federal and state income tax returns. The Company applies the separate return method to calculate the federal and state income tax provisions as if the Company was a separate taxpayer and not part of the Parent's consolidated tax return. The Company applies the liability method under which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The valuation allowance recorded relates to the uncertainty surrounding the realization of deferred tax assets primarily attributable to net operating losses and future deductible temporary differences of the Company. For the years ended June 30, 2012 and 2011, no provision for income taxes was recorded. The company incurred a net loss for the year ended June 30, 2011 and a full valuation allowance was recorded. The Company did not record a current income tax expense for year ended June 30, 2012, as any tax expense related to net income for the period would be offset by a release of the valuation allowance. As such, there are no amounts of current or deferred tax expense for the years ended June 30, 2012 and 2011.

3. Customer Transactions

The Company did not maintain any customer accounts during the years ended June 30, 2012 or 2011. As such, the Company is currently exempt from the requirements to maintain a "Special Reserves Account for the Exclusive Benefit of Customers." As discussed in Note 1, the Company continues to plan to limit its activities to the management of certain alliance relationships of the Parent and raising private equity capital for nonaffiliated third-parties.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter.

The Company had net capital of $513,296 and $55,015 at June 30, 2012 and 2011, respectively, which was $505,803 and $47,623, respectively, in excess of its required minimum net capital.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2012 and 2011 was 21.9% and 201.4%, respectively.

5. Commitments and Contingencies

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with fund companies. While the Company has exposure to these risks in its normal course of business, there are no significant unrecorded or undisclosed commitments or contingencies as of June 30, 2012 or June 30, 2011.

6. Related-Party Transactions

The Company is a member of a group of affiliated entities, including GMC and Gladstone Administration, LLC ("Administration"). GMC and Administration, per an Expense Sharing Agreement, have agreed to incur all general and overhead expenses, and allocate a portion of those expenses to the Company, based on employee hourly activity. During the year ended June 30, 2012, the Company reimbursed GMC and Administration $114,662 and $142,017, respectively, for overhead and personnel expenses which are recorded in the Statement of Operations. During the year ended June 30, 2011, the Company reimbursed GMC and Administration $60,542 and $80,385, respectively, for overhead and personnel expenses which are recorded in the Statement of Operations.

7. Subsequent Events

On July 31, 2012 the Company executed an agreement to raise private equity funds for an unaffiliated third party. In connection with the agreement the Company will recognize approximately $1,000,000 of gross revenues during the year ended June 30, 2013.

Subsequent events have been evaluated through August 28, 2012, the issuance date of the financial statements.

Gladstone Securities, LLC
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of June 30, 2012 and 2011

Schedule I

	June 30, 2012	June 30, 2011
Total aggregated indebtedness	$ 112,393	$ 110,821
Computation of Net Capital		
Members' equity	$ 634,319	$ 199,670
Non-allowable assets:		
Prepaid expenses	(23,757)	(47,389)
Organizational expenses	(97,266)	(97,266)
Net capital	$ 513,296	$ 55,015
Ratio of aggregated indebtedness to net capital	21.9%	201.4%
Computation of basis net capital requirement:		
Minimum net capital required (6.67% of aggregated indebtedness)	$ 7,493	$ 7,392
Minimum dollar net capital required for introducing broker dealer	$ 5,000	$ 5,000
Net capital required	$ 7,493	$ 7,392
Excess net capital	$ 505,803	$ 47,623

There are no material differences between the above calculations and the calculations as included in the Company's FOCUS reports as of June 30, 2012 and 2011.

Gladstone Securities, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2012 and 2011 — Schedule II

As disclosed in Note 1 and Note 3 of the notes to the financial statements, the Company is an introducing broker-dealer and does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.